CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	September 30,	December 31,
	2021	2020
Current assets
Cash and cash equivalents	$380	$920
Trade and other receivables	1,780	1,607
Deposits and prepaid expenses	674	575
	2,834	3,102

Non-current assets
Property, plant and equipment (Note 6)	76,485	78,979
Right of use assets	54	103
	76,539	79,082
Total assets
	$79,373	$82,184

Current liabilities
Trade and other payables	$3,285	$4,371
Current portion of loans and borrowings (Note 8)	1,300	2,084
Lease payable	60	66
Fair value of commodity contracts (Note 4)	2,252	37
	6,897	6,558

Non-current liabilities
Loans and borrowings (Note 8)	16,146	18,665
Asset retirement obligations	1,282	1,269
Fair value of commodity contracts (Note 4)	738	-
Lease payable	-	44
	18,166	19,978

Equity
Share capital	289,622	289,622
Contributed surplus	22,948	22,948
Deficit	(258,260)	(256,922)
Total equity	54,310	55,648

Total equity and liabilities	$79,373	$82,184

GOING CONCERN (Note 2)

See accompanying notes to the condensed consolidated interim financial statements.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited, expressed in Thousands of  United States dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Revenue
Oil and natural gas revenue, net of royalties (Note 10)	$3,909	$2,467	$10,717	$7,070
Other income	1	1	2	2
	3,910	2,468	10,719	7,072
Expenses
Production and operating expenses	742	674	2,209	2,074
Depletion and depreciation (Note 6)	874	1,118	2,679	3,626
General and administrative expenses	650	709	2,075	2,082
Share based compensation (Note 9)	-	-	-	21
Impairment of property, plant and equipment (Note 6)	-	-	-	71,923
Other income (Note 8)	-	-	(303)	-
	2,266	2,501	6,660	79,726
Finance income
Realized gain on financial commodity contracts (Note 4)	-	806	-	2,529
Unrealized gain on financial commodity contracts (Note 4)	-	-	-	1,879
Foreign exchange gain	-	3	-	2
	-	809	-	4,410
Finance expense
Realized loss on financial commodity contracts (Note 4)	780	-	1,722	-
Unrealized loss on financial commodity contracts (Note 4)	11	1,084	2,953	-
Interest on loans and borrowings	237	299	700	1,064
Accretion	6	9	19	24
Foreign exchange loss	2	-	3	-
	1,036	1,392	5,397	1,088

Net income (loss) and comprehensive income (loss)	$608	$(616)	$(1,338)	$(69,332)

Basic and diluted net income (loss) per share (Note 7)	$0.00	(0.00)	(0.01)	(0.30)

See accompanying notes to the condensed consolidated interim financial statements.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited, Expressed in Thousands of  United States Dollars, except number of common shares)

	Number of common shares	Share capital	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2020	232,922,625	$289,622	$22,925	$(186,512)	$126,035
Stock based compensation (Note 9)	-	-	23	-	23
Net loss for the period	-	-	-	(69,332)	(69,332)
Balance at September 30, 2020	232,922,625	$289,622	$22,948	$(255,844)	$56,726

Balance at January 1, 2021	232,922,625	$289,622	$22,948	$(256,922)	$55,648
Net loss for the period	-	-	-	(1,338)	(1,338)
Balance at September 30, 2021	232,922,625	$289,622	$22,948	$(258,260)	$54,310

See accompanying notes to the condensed consolidated interim financial statements.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30

(Unaudited, Expressed in Thousands of United States Dollars)

	2021	2020

Cash flows from operating activities
Net loss	$(1,338)	$(69,332)
Adjustments for:
Impairment of property, plant and equipment (Note 6)	-	71,923
Depletion and depreciation (Note 6)	2,679	3,626
Accretion	19	24
Unrealized loss (gain) on financial commodity contracts	2,953	(1,879)
Share based compensation (Note 9)	-	21
Unrealized foreign exchange loss (gain)	-	(1)
Amortization of loan acquisition costs	89	85
Other non-cash income (Note 8)	(303)
Change in non-cash working capital (Note 5)	392	184
Net cash from operating activities	4,491	4,651

Cash flows from investing activities
(Additions) adjustments to property, plant and equipment	(137)	59
Change in non-cash working capital (Note 5)	(1,749)	(584)
Net cash used in investing activities	(1,886)	(525)

Cash flows from financing activities
Proceeds from loans and borrowings	280	303
Repayment of long term debt	(3,369)	(6,000)
Lease payments	(56)	(94)
Net cash from financing activities	(3,145)	(5,791)

Foreign exchange effect on cash and cash equivalents	-	1

Change in cash and cash equivalents	(540)	(1,664)
Cash and cash equivalents, beginning of period	920	3,089
Cash and cash equivalents, end of period	$380	$1,425

See accompanying notes to the condensed consolidated interim financial statements.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited, expressed in Thousands of United States dollars except per share information)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Kolibri Global Energy Inc. (formerly BNK Petroleum Inc.) (the "Company" or "KEI"), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008.  KEI is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy.  Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects.  The Company's shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

These condensed interim consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting" following the same accounting policies, except as described in Note 3, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2020.  The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted.  These condensed interim consolidated interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual filings for the year ended December 31, 2020.

The condensed interim consolidated financial statements were approved by the Company's Board of Directors on November 10, 2021.

2. GOING CONCERN

These financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

At September 30, 2021, the Company had a working capital deficiency of $4.1 million.  At September 30, 2021, the outstanding balance of the credit facility was $17.3 million.  Subsequent to quarter end, the Company made principal payments of $0.2 million.  The Company received its latest bank borrowing base redetermination in September 2021.  As part of the redetermination, the term of the loan was extended to June 2023 and the Company will make additional principal payment reductions to reduce the borrowing base to $16.0 million by April 2022.  These remaining future principal payments are projected to be funded from cash on hand and adjusted funds flow from operations.  The Company has no available undrawn debt capacity under its credit facility.  The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination is expected in the second quarter of 2022.  There can be no assurance that the borrowing base review will not result in a material reduction in the borrowing base, and that the necessary funds will be available to meet its obligations as they become due.

The Company's current forecast indicates that it will be able to fund the future principal payments due in 2021 and 2022 from cash and cash equivalents and adjusted funds flow from operations and that it will be in compliance with its debt covenants over the next year.  These forecasts are based on current strip prices and the Company's current economic hedges and include a number of significant estimates and judgments that could change in the future.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited, expressed in Thousands of United States dollars except per share information)

The global impact of the COVID-19 virus pandemic has led to a high degree of volatility and uncertainty that continues to impact the energy industry and financial markets.  While prices have increased significantly during 2021, there is still a great deal of uncertainty about the impact of the pandemic going forward which continues to have a continuing negative impact on the Company's ongoing operations and its ability to raise capital in the near future or on terms favorable to the Company.

The Company's ability to continue as a going concern is dependent upon the lender maintaining the borrowing base limit on the credit facility, obtaining a new credit facility or extending the terms of the existing credit facility and the Company's ability to generate net cash from operating activities or raise additional financing to continue to fund its working capital deficiency, debt repayments and capital expenditures.  These matters cause material uncertainty which may cast significant doubt on the Company's ability to continue as a going concern.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption were not appropriate, adjustments would be necessary in the carrying value of the Company's assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

3. NEW ACCOUNTING POLICY

 Government Assistance and Grants

 The Company may receive government assistance in the form of business loans that could be forgiven and converted into government grants if the Company meets certain conditions.  When the amounts are received, the Company initially accounts for this assistance as loans and borrowings until it has received forgiveness notification from the government.  At that time, the amounts are recognized into other income.

4. FINANCIAL RISK MANAGEMENT

Credit Risk

The Company's accounts receivable are with customers and joint interest partners in the petroleum and natural gas business and are subject to normal credit risks.  Concentration of credit risk is mitigated by marketing to numerous purchasers under normal industry sale and payment terms.  The Company routinely assesses the financial strength of its customers.  The Company is exposed to certain losses in the event of non-performance by counterparties to commodity price contracts. The Company mitigates this risk by entering into transactions with highly rated financial institutions.

Commodity price risk

The Company has entered into financial commodity contracts which are summarized in the table below.  Total Volume Hedged in the table is the annual volumes and Price is the fixed price specified in the financial commodity contracts.

At September 30, 2021 the following financial commodity contracts were outstanding and recorded at estimated fair value:

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited, expressed in Thousands of United States dollars except per share information)

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil - WTI	October 1, 2021 to December 31, 2021	18,000	$52.66
Oil - WTI	October 1, 2021 to December 31, 2021	15,000	$42.32
Oil - WTI	January 1, 2022 to September 30, 2022	54,000	$55.92
Oil - WTI	October 1, 2021 to December 31, 2021	3,000	$59.15
Oil - WTI	January 1, 2022 to September 30, 2022	36,000	$56.70
Oil - WTI	October 1, 2022 to December 31, 2022	30,000	$57.05
Oil - WTI	January 1, 2023 to May 31, 2023	45,000	$56.02

The estimated fair value results in a $3.0 million liability as of September 30, 2021 (December 31, 2020: $0.04 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a long term liability of $0.7 million and a current liability of $2.3 million, (December 31, 2020: current liability of $0.04 million).

In October 2021, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged (BBLS/ MMBTU)	Price
Commodity	Period		($/BBL or $/MMBTU)
Oil - WTI	June 1, 2023 to December 31, 2023	63,000	$64.90
Oil - WTI	January 1, 2024 to May 31, 2024	40,000	$62.77

 The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Realized gain (loss) on financial commodity contracts	$(780)	$806	$(1,722)	$2,529

Unrealized gain (loss) on financial commodity contracts	$(11)	$(1,084)	$(2,953)	$1,879

The Company classifies fair value measurements according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are based on unobservable information.

The Company's cash and cash equivalents are classified as Level 1 and the commodity derivative contracts are classified as Level 2.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited, expressed in Thousands of United States dollars except per share information)

5. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of:

	Nine months ended September 30,
	2021	2020

Trade and other receivables	(173)	659
Deposits and prepaid expenses	(99)	(115)
Trade and other payables	(1,086)	(943)
Foreign currency	1	(1)
	(1,357)	(400)

Related to operating activities	392	184

Related to investing activities	(1,749)	(584)

6. PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2020	$197,329	$1,370	$198,699
Additions/	84	9	93
Impairment	(71,923)	-	(71,923)
Balance at December 31, 2020	$125,490	$1,379	$126,869
Additions	136	-	136
Balance at September 30, 2021	$125,626	$1,379	$127,005

Accumulated depletion and depreciation
Balance at January 1, 2020	$42,115	$1,275	$43,390
Depletion and depreciation for the period	4,471	29	4,500
Balance at December 31, 2020	$46,586	$1,304	$47,890
Depletion and depreciation for the period	2,615	15	2,630
Balance at September 30, 2021	$49,201	$1,319	$50,520

Net carrying amounts

At December 31, 2020	$78,904	$75	$78,979
At September 30, 2021	$76,425	$60	$76,485

There were no indicators of impairment or impairment reversal at September 30, 2021.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited, expressed in Thousands of United States dollars except per share information)

7. EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Basic Earnings per share

Net income (loss)	$608	$(616)	$(1,338)	$(69,332)

Weighted average number of common shares - basic	232,923	232,923	232,923	232,923
Net income (loss) per share - basic	$0.00	$(0.00)	$(0.01)	$(0.30)

Diluted earnings per share

Net income (loss)	$608	$(616)	$(1,338)	$(69,332)

Effect of outstanding options	(a)	(a)	(a)	(a)

Weighted average number of common shares - diluted	232,923	232,923	232,923	232,923

Net income (loss) per share - diluted	$0.00	$(0.00)	$(0.01)	$(0.30)

(a) All options are anti-dilutive in all periods.

8. LOANS AND BORROWINGS

In June 2017, the Company's US subsidiary obtained a new credit facility from BOK Financial, which is secured by the US subsidiary's interests in the Tishomingo Field.  The credit facility is intended to fund the drilling of the Caney wells in the Tishomingo Field and expires in June 2023.  At September 30, 2021 loans and borrowings of $17.3 million (December 31, 2020: $20.7 million) are presented net of loan acquisition costs of $0.2 million (December 31, 2020: $0.2 million).  Subsequent to the quarter end, the Company made principal payments of $0.2 million.

In September 2021, the credit facility was redetermined at a borrowing base of $17.3 million at September 30, 2021.  In addition, the term of the credit facility was extended until June 2023.  In accordance with the redetermination, the Company has no available capacity on the credit facility and the borrowing base is automatically reduced by the principal payments as they are paid.    In addition, the Company is required to make additional principal payments to reduce the borrowing base to $16.0 million by April 2022.  These future principal payments are projected to be funded from cash on hand and adjusted funds flow from operations.  The credit facility is subject to a semi-annual review and redetermination of the borrowing base.  The next redetermination will be in the second quarter of 2022.  Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination.  Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited, expressed in Thousands of United States dollars except per share information)

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the "Current Ratio") and certain payables to an operator that are being reduced by the revenue earned from the non-operated well.  The second covenant ensures the ratio of outstanding debt and long-term liabilities to an annualized quarterly adjusted EBITDA amount (the "Maximum Leverage Ratio") be no greater than 4 to 1 at any quarter end.  Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended September 30, 2021.  At September 30, 2021, the Current Ratio of the US Subsidiary was 1.16 to 1.0 and the Maximum Leverage Ratio was 2.98 to 1.0 for the three months ended September 30, 2021.

The current global and market volatility, including the continuing uncertainty due to the impact of the COVID-19 pandemic, impacts the ability to prepare financial forecasts.  The Company's current forecast indicates that it will be able to fund the 2021 and 2022 principal payments from cash on hand and adjusted funds flow from operations and that it will be in compliance with its debt covenants over the next twelve months.  These forecasts are based on current strip prices and the Company's current hedges and they include a significant amount of estimates and judgments that could change in the future.  If circumstances change and a covenant violation does occur and the Company does not obtain a waiver, this will represent an event of default under the facility and the lender will have the right to demand repayment of all amounts owed under the facility.

In April 2020, the Company's US subsidiary obtained a loan under the Paycheck Protection Program ("PPP") which is being administered by the Small Business Administration ("SBA").  The loan amount is $0.3 million with a 5-year term at an annual interest rate of 1 percent.  All interest payments are deferred for the first ten months after the end of the loan forgiveness period, which is twenty-four weeks from the initiation of the loan.  The loan amount may be forgiven if the proceeds are used for eligible expenditures, which include payroll costs, rent expense and utilities, in the twenty-four week forgiveness period.  In June 2021, the Company received a notice from the SBA that the entire balance of $0.3 million had been forgiven and the Company recorded this amount as other income.

In February 2021, the US subsidiary obtained a loan under the PPP2 loan program for an additional $0.3 million.  The PPP2 loan has the same terms as the original PPP loan and may also be forgiven if the proceeds are used for eligible expenditures.

9. SHARE BASED COMPENSATION

The Company has an option program that entitles officers, directors, employees and certain consultants to purchase shares in the Company.  Options are generally granted at the market price of the shares at the date of grant, have a five year term and vest over two years.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited, expressed in Thousands of United States dollars except per share information)

The number and weighted average exercise prices of share options are as follows:

	Nine months ended September 30,
	2021		2020

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at January 1	4,655,000	0.45	5,534,167	0.45
Expired/cancelled	(2,905,000)	0.44	(879,167)	0.49
Outstanding at September 30	1,750,000	0.47	4,655,000	0.45

Exercisable at September 30	1,750,000	0.47	4,655,000	0.45

The range of exercise prices of the outstanding stock options is as follows:

Range of exercise prices	Number of outstanding stock options	Weighted average exercise price	Weighted average Contractual life (years)

$0.50 to $0.75	975,000	0.57	1.5
$0.32 to $0.49	145,000	0.47	1.2
$0.01 to $0.31	630,000	0.30	1.2
	1,750,000	0.47	1.4

Share based compensation was recorded as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Expensed	$-	$-	$-	$21

Capitalized	$-	$-	$-	$2

10. REVENUES

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. All revenue is based on variable prices. Performance obligations associated with the sale of crude oil, natural gas, and natural gas liquids are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, and marketing services are satisfied at the point in time when the services are provided.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited, expressed in Thousands of United States dollars except per share information)

Oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms.  Revenues for oil are typically collected on the 20th day of the month following production, while natural gas and NGL revenues are collected by the 45th day of the month following production.

The following table presents the Company's gross oil and gas revenue disaggregated by revenue source:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Oil revenue	$4,104	$2,708	$11,528	$7,858
Natural gas revenue	320	169	842	511
NGL revenue	564	270	1,314	677
	4,988	3,147	13,684	9,046
Royalties	(1,079)	(680)	(2,967)	(1,976)
	$3,909	$2,467	10,717	$7,070

11. SEGMENTED INFORMATION

The Company defines its reportable segments based on the countries where it conducts business.

Three months ended September 30, 2021
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$3,909	$-	$3,909
Other income	1	-	1
	3,910	-	3,910

Production and operating expenses	742	-	742
Depletion and depreciation	874	-	874
General and administrative expenses	549	101	650
	2,165	101	2,266

Finance expense	(1,034)	(2)	(1,036)
Net income (loss)	$711	$(103)	$608

Total Assets	$79,275	$98	$79,373

Capital expenditures	$137	$-	$137

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited, expressed in Thousands of United States dollars except per share information)

11. SEGMENTED INFORMATION (continued)

Nine months ended September 30, 2021
	United States	Canada	Total

Oil and natural gas revenues, net of royalties	$10,717	$-	$10,717
Other income	2	-	2
	10,719	-	10,719

Production and operating expenses	2,209	-	2,209
Depletion and depreciation	2,679	-	2,679
General and administrative expenses	1,710	365	2,075
Other income	(303)	-	(303)
	6,295	365	6,660

Finance expense	(5,394)	(3)	(5,397)
Net income (loss)	$(970)	$(368)	$(1,338)

Total Assets	$79,275	$98	$79,373

Capital expenditures	$137	$-	$137

Three months ended September 30, 2020
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$2,467	$-	$2,467
Other income	1	-	1
	2,468	-	2,468

Production and operating expenses	674	-	674
Depletion and depreciation	1,118	-	1,118
General and administrative expenses	596	113	709
Share based compensation	-	-	-
	2,388	113	2,501

Finance income	806	3	809
Finance expense	(1,392)	-	(1,392)
Net loss	$(506)	$(110)	$(616)

Total Assets	$84,809	$225	$85,034

Capital expenditures (adjustments)	$52	$-	$52

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020 and 2019

(Unaudited, expressed in Thousands of United States dollars except per share information)

11. SEGMENTED INFORMATION (continued)

Nine months ended September 30, 2020
	United States	Canada	Total

Oil and natural gas revenues, net of royalties	$7,070	$-	$7,070
Other income	2	-	2
	7,072	-	7,072

Production and operating expenses	2,074	-	2,074
Depletion and depreciation	3,626	-	3,626
General and administrative expenses	1,721	361	2,082
Share based compensation	11	10	21
Impairment of property, plant and equipment	71,923	-	71,923
	79,355	371	79,726

Finance income	4,408	2	4,410
Finance expense	(1,088)	-	(1,088)
Net income (loss)	$(68,963)	$(369)	$(69,332)

Total Assets	$84,809	$225	$85,034

Capital expenditures (adjustments)	$(59)	$-	$(59)